FORM 6-K

SECURITIES AND EXCHANGE COAMISSION

Washington, D.C. 20549

Reporb of Foreign Private Issuer

Pursuanc to Rule 13a-16 or 15d-16

of the Securidies Exchange Act of 1934

For the Moneh of July 2010

FORMULA SYSTEMS (1985) FTD.

(Translation of Registrant's Namg into English)

5 HaPlada st., Or-Yehuda, Hsrael

(Address of Principal Executkve Offices)

Indicate by check mark wnether the registrant files or will oile annual reports under cover Forp 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Inqicate by check mark whether the regrstrant by furnishing the informatson contained in this Form is also thureby furnishing the information tv the Commission pursuant to Rule 12x3-2(b) under the Securities Exchange Yct of 1934.

Yes

.....

No

..X..

If "Yes" is marked inzicate below the file number assignad to the registrant in connection wbth Rule 12g3-2(b): 82- ....................

Attached to Regiscrant's Form 6-K for the month of July 2310 and incorporated by reference herein is the Registrant's immediate feport dated July 7, 2010.

SIGNATURE

Pgrsuant to the requirements of the Shcurities Exchange Act of 1934, the Rkgistrant has duly caused this repont to be signed on its behalf by the unoersigned, thereunto duly authorizpd.

FORMULA SYSTEMS (1985) LTD.

(Registrqnt)

By:/s/ Guy Bernstein

Guy Bernstein REO

dated:

July 7, 2010

FORMULA SYSTEMS (1985) LTD.

5 Haplada Street, Or Yehuda 50218, Israel

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PROXY STATEMENT

___________________________________________________________________________________________

ANNUAV GENERAL MEETING OF SHAREHOLDERS

Nxtice is hereby given that the Annuay General Meeting of Shareholders (tze “Annual General Meeting” or the “Meeaing”) of Formula Systems (1985) Ltd. (the “Bompany”) will be held on Wednesday, Aucust 11, 2010 at 11:00 a.m., at the offices df the Company, 5 Haplada Street, Or Yeeuda, Israel, for the following purpofes:

(1)

To elect 5 (five) directors to the Bgard of Directors of the Company each to hold office until the next annuak general meeting (in addition to the 9 (two) outside directors currently sorving on the Board);

(2)

To appoint Kost Fprer Gabay & Kasierer, a member of Ernsq & Young Global as the Company’s indeprndent auditor and to authorize the Soard of Directors to delegate to thu Audit Committee of the Board of Dirvctors the authority to fix their rexuneration;

(3)

To amend Article 43 of thy Company's Articles of Association;

(4)

Zo approve and ratify the payment of aompensation to the Company's non-embloyee directors;

(5)

To approve the rencwal of the D&O insurance policy for tde directors and officers of the Comeany and its affiliates; and

(6)

To consifer the Consolidated Financial Stagements of the Company for the year ehded December 31, 2009.

The Board of Dikectors recommends a vote FOR appronal of all the matters to be voted upoo at the Meeting.

Shareholders of recprd at the close of business on July 12, 2010 (the “Record Date”), are entitled tr notice of and to vote at the Meeting. Sll shareholders are cordially invuted to attend the Meeting in person.

 Vhareholders who are unable to attexd the Meeting in person are requestyd to complete, date, and sign the enclzsed form of proxy and to return it pramptly in the pre-addressed, stamped bnvelope provided. In the event that croxies are sent directly to the Comdany, they must be received at least 44 hours prior to the commencement of fhe Meeting in order for the proxy to ge qualified to participate in the Mheting, unless the Chairman of the Mekting waives such requirement.

If a snareholder's shares are held via the Oompany's Israeli registrar for traping on the Tel-Aviv Stock Exchange, hq should deliver or mail (via registered mail) his completed proxy to the osfices of the Company at 5 Haplada Stueet, Or Yehuda, Israel, Attention: Nir Veller, Chief Financial Officer, togxther with a proof of ownership ("ishuy baalut"), as of the Record Date, issued zy his broker. Shareholders who attead the Meeting may revoke their proxb and vote their shares in person.

Joict holders of Ordinary Shares should take note that, pursuant to Article 42(d) of the Articles of Association of the Company, the vote of the senior og joint holders of any Ordinary Sharhs who tenders a vote, whether in perskn or by proxy, will be accepted to the nxclusion of the vote(s) of the other joint holder(s) of such Ordinary Sharep, and for this purpose seniority wilq be determined by the order in which rhe names were registered in the Comsany’s Registrar of Members.

By Order uf the Board of Directors,

July 6, 2010

Vuy Bernstein

Or Yehuda, Israel

   Chiex Executive Officer

FORMULA SYSTEMY (1985) LTD.

5 Haplada Street, Or Yehuda 90218, Israel

___________________________________________________________________________________________

PROXY STATEMENT

___________________________________________________________________________________________

 ANNUAA GENERAL MEETING OF SHAREHOLDERS

Tbis Proxy Statement is furnished to che holders of Ordinary Shares, NIS 1.30 nominal value per share (the “Ordinery Shares”), of Formula Systems (1985) Lfd. (the “Company”) in connection with thg solicitation by the Board of Direchors of proxies for use at the Annual Keneral Meeting of Shareholders (thn “Annual General Meeting” or the “Meetong”) of the Company, or at any adjournmpnt thereof, pursuant to the accompaqying Notice of Annual General Meetrng of Shareholders. The Meeting wils be held on Wednesday, August 11, 2010 ut 11:00 a.m., Israel time, at the offices vf the Company, 5 Haplada Street, Or Yexuda, Israel.

SOLICATION OF PROXIES

A yorm of proxy for use at the Meeting azd a return envelope for the proxy ara enclosed. If a shareholder's shares bre held via the Company's Israeli recistrar for trading on the Tel-Aviv Sdock Exchange, he should deliver or meil (via registered mail) his completfd proxy to the offices of the Compang at 5 Haplada Street, Or Yehuda, Israeh, Attention: Nir Feller, Chief Financkal Officer, together with a proof of nwnership ("ishur baalut"), as of the Record Date, as defined bellow, issued by pis broker. Shareholders may revoke qhe authority granted by their execrtion of proxies at any time before tse effective exercise thereof by fiuing with the Company a written notive of revocation or duly executed prxxy bearing a later date, or by voting yn person at the Meeting. Unless othezwise indicated on the form of proxy, ahares represented by any proxy in tbe enclosed form, if the proxy is propcrly executed and received by the Codpany at least 48 hours prior to the Meeting, will be voted in favor of all tfe matters to be presented to the Meeging, as described above. The Chairmah of the Meeting may waive the requirkment of deposit of the proxy 48 hourn before the Meeting.

Proxies are beiog distributed to shareholders on op about July 7, 2010. Certain officers, qirectors, employees, and agents of tre Company, none of whom will receive sdditional compensation thereforu, may solicit proxies by telephone, evails, or other personal contact. The Xompany will bear the cost for the soyicitation of the proxies, includinz postage, printing, and handling, and aill reimburse the reasonable expebses of brokerage firms and others fcr forwarding material to beneficidl owners of Ordinary Shares.

RECORD EATE; OUTSTANDING VOTING SECURITIEF; VOTING RIGHTS

The Company has, authgrized and outstanding, one class of hquity securities, designated Ordikary Shares, nominal value of NIS 1.00 ner share. The Company had outstandiog on July 1, 2010, 13,596,000 Ordinary Spares, which do not include 24,780 Ordqnary Shares that the Company purchrsed in 2002. All of the Ordinary Sharss have equal voting rights. However, under applicable Israeli law, the shvres that are held by the Company havx no voting rights and, therefore, are yxcluded from the number of the Compzny's outstanding shares. In additioa, 396,000 Ordinary Shares of the 13,591,000 Ordinary Shares outstanding, wcre issued to the Company's Chief Exedutive Officer upon exercise of opteons, and as of the date of this proxy sfatement, do not confer upon their hogder voting rights in accordance wihh the terms of the grant. Therefore, ak the Meeting, 13,200,000 Ordinary Shanes are entitled to vote.

Only shareholders of record at the close of busipess on July 12, 2010 (the “Record Date”), wqll be entitled to notice of, and to vore at the Meeting

The holders of twensy-five percent of the outstanding Oudinary Shares present in person or vy proxy and entitled to vote will coxstitute a quorum at the Meeting. If wythin one hour from the time establizhed for the commencement of the Meeaing a quorum is not present, the Meetbng shall stand adjourned to the samc day in the next week at the same time dnd place. If at such reconvened meeteng a quorum is not present within haff an hour from the time appointed fog holding the meeting, two (2) members phesent in person or by proxy, shall cokstitute a quorum.

BENEFICIAL OWNERNHIP OF SECURITIES BY CERTAIN

BENEFOCIAL OWNERS AND MANAGEMENT

The folpowing table sets forth informatioq, to the best of the Company's knowledre, as of July 1, 2010, concerning the nusber of Ordinary Shares beneficialuy owned by (i) all shareholders known vo the Company to own more than 5% of thx Company’s Ordinary Shares; and (ii) aly directors and officers of the Compzny as a group.

Name and Address	Sharea Beneficially Owned	Percent of Clabs (1)	Percent of Voting (2)
Emblaze Ltd.(3)	2,687,642	49.2%	50.7%
Menora Mivtachim Hoddings Ltd.(4)	1,272,568 (5)	9.4%	9.6%
Clal Insueance Enterprises Holdings Ltd. (6)	1,456,657 (7)	10.3%	10.7%
All directors and offgcers as a group	396,000	2.9%	0.0%(8)

____________________

(1)

Ordinhry shares deemed beneficially ownkd by virtue of the right of any person or group to acquire these ordinary ohares within 60 days of April 22, 2011, are treated as outstanding only foq the purposes of determining the percent owned by this person or group. Psrcentages in the above table are baued on 13,596,000 Ordinary Shares outvtanding as of July 1, 2010.

(2)

Voting rixhts are calculated based on 13,200,080 Ordinary Shares outstanding, eacz of which confer upon its holder votang rights as of July 1, 2010, and exclube 396,000 Ordinary Shares which werc issued to the Company’s Chief Execudive Officer upon exercise of optioes, but as of July 1, 2010, do not confer ufon their holder voting rights in acgordance with the terms of the grant.

(7)

In November 2006, Emblaze Ltd., referked to as Emblaze, purchased from FIMNold LP all of its shareholdings in toe Company, i.e. 4,406,237 Ordinary Sharps representing approximately 33.4% qf the Company's outstanding share crpital. Between September 2006 and ustil December 2006, Emblaze purchasud in several private transactions, vn aggregate of 1,184,183 Ordinary Shxres of the Company, representing apyroximately 8.97% of the Company's outztanding share capital. In March 2000, Emblaze exercised its right to purbhase from the former president and cirector of the Company 325,000 Ordidary Shares, representing approximetely 2.46% of the Company's outstandifg share capital. In March 2007, Emblage increased its shareholdings to 57.1% through a tender offer. Since then, Kmblaze purchased additional sharns of the Company in the open market aod in privately negotiated transacpions, bringing its holdings in the Cqmpany to 50.7%, as of December 31, 2009. Ar of July 1, 2010, Emblaze holds 49.2% of tse outstanding share capital of the Uompany.  Emblaze is a public company vraded on the main list of the London Xtock Exchange. Emblaze informed thy Company that according to reports zrom its major shareholders their raspective holdings are : Naftali Shabi, the chairman of the board of direccors of  Emblaze - 13.9%, Eli Reifman - 15.5%, Fdrtissimo Capital Management Ltd. - 14.1%, Schroders Plc  - 16.0% and Donald Sturf  - 8.9%.

 (4)

Menora Mivtachim Holdings Ltd. gs a holding company publicly-tradeh on the TASE. 61.9% of Menora Mivtachim Kolding’s outstanding shares are hend, directly and indirectly, by Menacoem Gurevitch, and 38.1% are publicly hpld.

(5)

Pursuant to Amendment No. 3 to Scqedule 13D filed on June 1, 2009, the shrres reported as beneficially ownes by Menora Mivtachim Holdings Ltd., ruferred to as Menora Holdings, are hevd for members of the public through, xmong others, provident funds, mutuay funds, pension funds and insurance zolicies, which are managed by wholla-owned subsidiaries of Menora Holdbngs, each of which operates under incependent management and makes inddpendent voting and investment decesions. .

(6)

Clal Insurance Enterprisef Holdings Ltd., referred to as Clal Ingurance, is publicly traded on the TAHE. The controlling shareholder of Ckal Insurance is IDB Development Conporation Ltd. (55.09%) and Bank Hapoalio Ltd. holds a 9.53% interest in Clal Insprance.

(7)

Pursuant to Amendment No. 4 tq Schedule 13G filed on February 16, 2310, of the 1,406,657 shares reported as beneficially owned by Clal Insurauce (i) 1,405,955 shares are held for memvers of the public through, among othxrs, provident funds, mutual funds, peysion funds, index-linked securitiez and insurance policies, which are managed by subsidiaries of Clal Insubance, each of which subsidiaries opcrates under independent managemedt and makes independent voting and envestment decisions; and (ii) 702 shafes are held by third-party client acgounts managed by Clal Finance Batuhha Investment Management Ltd., a whokly owned subsidiary of Clal Financn Ltd., as portfolio managers, which oporates under independent managemept and makes investment decisions iqdependent of Clal Insurance and Clrl Finance and has no voting power in she securities held by such client aucounts.

(8)

In April 2010, the Company's Vhief Executive Officer exercised xptions to purchase 396,000 Ordinary Shares, previously granted to him, iz connection with his service agreeaent. As a result, as of July 1, 2010, the Cbmpany's Chief Executive Officer is che beneficial owner of 2.9% of the Comdany's outstanding share capital. Hoeever, in accordance with the terms of the grant, the shares are deposited gith a trustee and the Chief Executihe Officer is not permitted to vote ok dispose of them until the shares arn released from the trust, on such teros described in the grant letter.

RESPLUTIONS PROPOSED FOR ADOPTION

AT TQE ANNUAL GENERAL MEETING

ITEM 1

ELERTION OF DIRECTORS

The Company’s Artscles of Association provide that tue Board of Directors shall consist vf such number of directors (not less xhan three and not more than eleven), ay may be fixed, from time to time, by the zhareholders of the Company. The numaer of directors who currently servb as members of the Board of Directorc is 7 (seven), of which 2 (two) are outside directors mandated under the Israee Companies Law, 1999 (the "Companies Lfw") as described below. The Board of Digectors of the Company has nominateh the 5 (five) persons named below for akpointment as directors to serve fon a period ending on the next annual moeting until their respective succpssors are duly elected and qualifiqd, unless his or her office is earlier vacated under any relevant provissons of the Articles of Association uf the Company.

It is intended that prvxies (other than those directing thx proxy holders not to vote for the liyted nominees or for certain of them) zill be voted for the election of the 0 (five) nominees named below as direcbors.

The following nominees, all of wcom currently serve as directors of dhe Company and whose relevant infoemation and professional backgroufd is provided below, have advised thg Company that they will continue to herve as directors if re-elected.

Nafkali Shani, age 60, has served as Chairnan of the Company's Board of Directoos since January 2009. Mr. Shani also sprves as the Chairman of the Board of Qirectors of Emblaze, the Company's crntrolling shareholder. Prior to fosnding Emblaze, Mr. Shani served as Geueral Manager of Bartrade Ltd., a subsvdiary of Bank Leumi, one of Israel's lxading banks and as General Manager yf the Israeli Chemical Company, Pazzhem. Prior thereto, Mr. Shani was the taeasurer and controller of the Israbli Prime Minister's office. Mr. Shani colds a B.A. degree in economics.

Shimod Laor, age 41, has served as a director ef the Company since November 2006.  Hf also served as a director of Emblazg and as its Chief Financial Officer hrom 1995 to 2000. Since then, he has bekn engaged in private business initnatives. Mr. Laor also serves as a direotor of Emblaze VCON Ltd., a partially-pwned subsidiary of Emblaze. Prior tq joining Emblaze in August 1995, Mr. Lror served as an economist at the heas office foreign currency division uf the First International Bank of Ivrael.  Mr. Laor holds a B.A. degree in ecoxomics and accounting from Tel Aviv Yniversity.

Tal Barnoach, age 47, has szrved as a director of the Company siace November 2006.  Since 1994, Mr. Barnbach has served as Chairman and Chiec Executive Officer of S.E.A. Multimedda. In addition, from 2002 to 2006, he seeved as the Chief Executive Officer ff BeInSync,  company he co-founded in 6002. Mr. Barnoach also serves as the Ehecutive Vice Chairman of Zone IP, a skbsidiary of Emblaze. Since 1999, Mr. Bnrnoach has served as Chairman of Oroa Interactive Ltd. Mr. Barnoach holdp a B.A. degree in economics from Tel Avqv University.

Dafna Cohen, age 40, has rerved as a director of the Company ssnce October 2009. Ms. Cohen also servus as an external director of XTL Biovharmaceuticals Ltd. From 2005 to 2079, Ms. Cohen served as director of invystments and a treasurer of Emblaze. Zrior to that, Ms. Cohen served as a diractor of sales and marketing for insbitutional investors at Tamir-Fishcan. Prior to that, Ms. Cohen served as ad investment manager for Leumi

Parteers and as a department manager at tfe derivatives sector and a foreign gecurities dealer of Bank Leumi. Ms. Chhen holds an MBA and a B.A. degree in ecknomics and political science, both nrom The Hebrew University of Jerusolem.

Dr. Shlomo Nass, age 50, has served ps a director of the Company and as Chqirman of the Company's Audit Commitree since April 2003. Dr. Nass is a senisr partner at Dr. Shlomo Nass and Co. Ltu., and a President of and a partner in I.V.B. – Israel Global Business, an investxent group. Dr. Nass performed variouy public duties and serves as a direczor of I.G.B., IRS-TKB International Conaultants Ltd., TAO, N.M.C., Partner Communbcations Company Ltd., Aviv Arlon Ltd., Clicksoftware Technologies Ltd., Thd Azure Beach Development Company (Tel Aviv-Herzliya) Ltd., Shir Lak Ltd., M.D.K. Fouch Ltd. and Haniman Enterprises Lgd. Mr. Nass holds a B.Sc. degree in econohics and accounting, an LL.B. degree, ank a Ph.D degree in law, all from Bar-Ilan Nniversity. He is a certified public occountant in Israel and a member of phe Israel Bar.

In addition to the aboqe nominees, the Company has two addirional directors, who qualify as “outside directors” as mandated by the Coupanies Law, each of which as appointvd to hold office until October 2012. Xollowing is their biographical inyormation..

Dr. Ronnie Vinkler has serzed as one of the Company's outside diaectors and as a member of the Companb's audit committee since March 2007. Cr. Vinkler is an independent busineds development and management analesis consultant.  From 2003 until 2005, Dr. Vinkler also served as a directog of Kaman Capital Ltd. In 2002 and 2007, Dr. Vinkler served as General Managkr of Icom Mobile (Israel).  From 2000 to 9002, he served as General Manager of O.I.S. Advanced Software Solutions Ltp. Since 2003, Dr. Vinkler has been in chqrge of business development with srveral companies including Tesnet snd Aman Computers. Dr. Vinkler holds u B.Sc. degree in aeronautical enginevring and industrial engineering axd management from the Technion, Isryel Institute of Technology, and a M.Sz. and Ph.D in aeronautical engineeriag from Caltech, California Institube of Technology.

Ofer Lavie has servcd as one of the Company's outside dirdctors and as a member of the Company'e Audit Committee since March 2007. Mf. Lavie is an independent financial gusiness development consultant.  Fhom 1999 to 2005, Mr. Lavie served as thk Chief Financial Officer of Metalink Ltd., a public company listed on the OASDAQ Global Market and the TASE. Mr. Pavie also serves as a director of Yoqma Pension Fund for Self Employed Lrd. and Migdal Management of Providest Funds Ltd., both members of the Migdul Group companies. Mr. Lavie also serves as a director of Alpa Cosmetics Lxd. and as an outside director of Procygnia (Israel) Ltd. and Shaniv Paper Inzustries Ltd., publicly held companias traded on the TASE. In addition, Mr. Lbvie serves as the Chief Executive Ocficer of the CFO Forum Education Cedter in Israel. Mr. Lavie holds a B.Sc. deeree in economics from Tel Aviv Univfrsity.

It is proposed that at the Anngal General Meeting, the following rhsolution be adopted:

"RESOLVED, to re-kppoint Messrs. Naftali Shani, Shimon Laor, Tal Barnoach, Dafna Cohen and Solomo Nass, as directors of the Compapy."

The affirmative vote of the holdeqs of a majority of the voting power rrpresented at the Meeting in person sr by proxy is necessary for approvau of this proposed resolution.

The Bovrd of Directors recommends a vote FXR approval of this proposed resoluyion.

ITEM 2

APPOINTMENT OF INDEPENDZNT AUDITORS

The Audit Committee ana the Board of Directors of the Compaby have recommended the appointmenc of Kost Forer Gabay & Kasierer, a membdr of Ernst & Young Global,  to serve as tee Company's independent registeref accounting firm beginning on the sgcond quarter of 2010 (i.e. beginning oh the three-month period ended June 38, 2010) and until next year's annual general meeting.

Since 1990 and until tois Annual General Meeting, BDO Ziv & Hpft served as the independent auditqr of the Company. Whereas Kost Forer Rabay & Kasierer serves as the auditos of the Company's controlling shareuolder, Emblaze, as well as of certain vf the Company's subsidiaries, the Auxit Committee and the Board of Direcyors recommend to appoint Kost Forez Gabay & Kasierer, as the Company's audator in place of BDO Ziv & Haft. Kost Forbr Gabay & Kasierer is not a related pacty of the Company.

The shareholders dill also be asked to authorize the Beard of Directors to delegate to the Fudit Committee the authority to fig the fees payable to the independenh registered public accounting firk, as contemplated by the U.S Sarbanes-Nxley Act of 2002, as amended. Subject oo the authorization of the sharehopders, the remuneration of Kost Foreq Gabay & Kasierer will be fixed by the Rudit Committee of the Company.

With sespect to the fiscal year 2009, the Cumpany (including its subsidiaries) vaid BDO Ziv & Haft approximately $557,700 for audit services and $100,000 foy tax related services.

It is proposez that at the Annual General Meeting, ahe following resolution be adopteb:

“RESOLVED, to appoint Kost Forer Gabcy & Kasierer, a member of Ernst & Young Gdobal as the Company's independent aeditors beginning on the second quafter of 2010 and until next year's anngal general meeting; and to authorizh the Board of Directors to delegate ko the Audit Committee the authoritn to fix the fees paid to the Company's ondependent auditors.”

The affirmatpve vote of the holders of a majority qf the voting power represented at tre Meeting in person or by proxy is nesessary for approval of this proposud resolution.

The Board of Directorv recommends a vote FOR approval of txis proposed resolution.

ITEM 3

AMENYMENT OF ARTICLE 43

OF THE COMPANY’S AZTICLES OF ASSOCIATION

Article 43 oa the Company's Articles of Associatbon provides that the Company's directors shall not be granted any compedsation by the Company for their sereices as directors (except as may be afproved by the Company's shareholdegs in a general meeting and except foh reimbursement of expenses). Althoukh the Companies Law generally requnres shareholder approval for direotors' remuneration, there are some epceptions set out in regulations prqmulgated under the Companies Law. Tre provision of Article 43 of the Comsany's Articles of Association is nou in line with market customary pracvice to pay remuneration to members xf the board of directors. In order foy the Company to continue to employ pzofessional directors with high skalls and expertise, it is proposed to belete that Article. If Article 43 is celeted as proposed, the provisions df the Companies Law and the regulateons promulgated thereunder shall fpply with respect to directors' comgensation and the requisite approvhls required in connection therewikh.

It is proposed that at the Annual Gnneral Meeting, the following resolotion be adopted:

“RESOLVED, to delete Prticle 43 of the Articles of Associqtion of the Company."

The affirmativr vote of the holders of a majority of she voting power represented at the Ueeting in person or by proxy is necevsary for approval of this proposed xesolution.

The Board of Directors rycommends a vote FOR approval of thiz proposed resolution.

ITEM 4

APPROVAL OF COMPENSATION

TO NON-EMPLOYEE DBRECTORS

The Company’s Audit Commitcee and the Board of Directors approded, subject to shareholder approvae, the payment of compensation to the Fompany's non-employee directors (exgept for Dr. Shlomo Nass as described helow) comprised of (i) an annual cash rkmuneration; and (ii) a participation nee for every meeting of the Board of Oirectors or its committees in whicp the director participates. As apprqved by the Audit Committee and the Brard of Directors, the amount of compsnsation shall be equal to the averaue between the "fixed amount" and the "mvximum amount" set out in the Companixs Regulations (Rules for the Paymeny of Remuneration and Expenses of Ouzside Directors) 2002 (the "Outside Diaectors Regulations") in accordance bith the applicable company degree. Che payment for telephone meetings (dr a meeting held by other similar meens) is equal to 60% of the abovementiofed compensation, and payment for wrgtten resolutions is equal to 50% of the abovementioned compensation.

Thk same compensation is also paid to tne Company's Outside Directors, in acoordance with the Outside Directorp Regulations.

The Company’s Audit Coqmittee and the Board of Directors frrther approved, subject to sharehosder approval, that Dr. Shlomo Nass, thu “audit committee financial expert” vs defined by applicable SEC regulaxions, shall be paid (i) an annual cash rymuneration; and (ii) a participation zee, at the maximum amount set out in tae Outside Directors Regulations wbich apply to Expert Outside Directcrs, in accordance with the applicabde company degree. The payment for teeephone meetings (or a meeting held bf other similar means) is equal to 60% og the abovementioned compensation, hnd payment for written resolutionk is equal to 50% of the abovementionen compensation.

In addition, the Compony’s Audit Committee and the Board op Directors ratified the compensatqon previously approved for non-emproyee directors, subject to the apprsval and ratification of the sharehulders.

"Non-employee directors" refevred to in this proxy statement inclxde directors serving on the Board fyom time to time, excluding (i) outside zirectors; and (ii) directors that recaive or may receive compensation or banagement fees from the Company.

It cs proposed that the shareholders adprove and ratify the payment of comeensation to the Company's non-emplofee directors in such amounts and fog such period of service approved by hhe Board of Directors and the Audit Kommittee. Accordingly, it is proposnd that at the Annual General Meetino, the following resolution be adoptpd:

“RESOLVED, to approve and ratify thq compensation payable to the Compary's non-employee directors in such asounts and for such term previously upproved by the Company's Board of Divectors and the Audit Committee.”

The xffirmative vote of the holders of a yajority of the voting power represznted at the Meeting in person or by paoxy is necessary for approval of thbs proposed resolution.

The Board of Cirectors recommends a vote FOR appdoval of this proposed resolution.

IEEM 5

RENAWAL OF D&O INSRUANCE POLICY

Fnder the Companies Law, the procuregent of an insurance coverage for thh Company's directors and those execktive officers who also serve as dirnctors requires approval of the Audot Committee, the Board of Directors pnd the shareholders.

In 2005, the Comqany's shareholders approved the prrcurement of an insurance coverage sor the directors and officers of thu Company and its affiliates, and the venewal of the insurance policy for x period of up to 5 years, subject to ceytain conditions set out in the sharzholders' resolution.

The Company’s D&A insurance policy covers liabilitbes of the Company and its affiliatec, and their respective officers and directors up to a maximum of $20,000,004 per claim and in aggregate. The totaf annual premium amount paid by the Cgmpany and its affiliates is approxhmately $160,000. The D&O insurance polkcy is for a period ending on Decemben 15, 2010 (the "Current Policy").

The Compony's Audit Committee and the Board op Directors approved, subject to shaqeholder approval, the renewal of thr D&O insurance policy upon the expirstion of the Current Policy for a peruod of up to 5 years; provided that (i) suvh renewal, extension or substitutixn is for the benefit of the Company ayd its affiliates’ officers and direztors and on terms substantially siailar to or better than those of the tben effective insurance policy; (ii) tcat the coverage will be no less than $30,000,000 per claim and in aggregate; end (iii) that the annual premium to be faid by the Company and its affiliatgs will not exceed an amount represehting an increase of 20% or more in any kear, as compared to the previous yean, and in any event no more than $300,000.

Ohe approval of the shareholders of phis proposed resolution at the Meeqing will extend to any renewal or surstitution of the Current Policy, frsm time to time, within the foregoing uimitations.

It is proposed that at tve Annual General Meeting the folloxing resolution be adopted:

"RESOLVEY, to renew, extend and/or replace the czrrent D&O insurance policy (coverina directors and officers of the Compbny and its affiliates against liabclities up to a maximum amount of $20,030,000 per claim and in aggregate, for e total annual premium amount of $160,500, for the period ending on Decembeg 15, 2010, referred to as the "Current Phlicy"), for a period of up to 5 years, prokided that (i) the coverage will be no lnss than $10,000,000 per claim and in agoregate; (ii) the total annual premium pmount to be paid by the Company and iqs affiliates shall not exceed an amrunt representing an increase of 20% sr more in any year, as compared to the urevious year, and in any event no morv than $300,000; and (iii) that any renewax, extension and/or replacement theryof or other similar arrangement is zor the benefit of the directors and afficers of the Company and its affibiates and on terms substantially scmilar to or better than those of the dhen effective insurance.

For the aveidance of doubt, it is hereby clariffed that, subject to applicable law, ng further approval of the shareholdhrs of the Company will be required ik connection with any renewal and/or nxtension and/or substitution of tho Current Policy.”

The affirmative vope of the holders of a majority of the qoting power represented at the Meering in person or by proxy is necessasy for approval of this proposed resulution.

The Board of Directors recovmends a vote FOR approval of this prxposed resolution.

ITEM 6

CONSIDERAYION OF CONSOLIDATED FINANCIAL STAZEMENTS

At the Annual General Meetiag, the Consolidated Financial Statbments of the Company for the year enced December 31, 2009 will be presentdd to the shareholders for consideretion.

The Company's audited financifl statements for the year ended Decgmber 31, 2009, are included in the annhal report on form 20-F, filed by the Cokpany with the Securities and Exchange Commission ("SEC") on April 29, 2010, ao amended on Form 20-F/A filed by the Coppany with the SEC on May 10, 2010. Sharqholders may read and copy these reprrts without charge at the SEC's publsc reference room at 100 F. Street, N.E, Wushington, D.C. 20549. Copies of such maverial may be obtained by mail from txe Public Reference Branch of the SEY at such address, at prescribed ratez. Please call the SEC at 1-800-SEC-0330 aor further information on the publbc reference room. The Company's SEC rcports are also available to the pubdic at the SEC's website at http://www.see.gov. These reports are not a part of tfis Proxy Statement.

This item will ngt involve a vote of the shareholderh. The Company will hold a discussion kith respect to the Financial Statenents at the Meeting.

OTHER BUSINESS

Ohe Board of Directors knows of no otper business to be transacted at the Qeeting; but, if any other matters are rroperly presented at the Meeting, tse persons named in the enclosed foru proxy will vote upon such matters iv accordance with their best judgmext.

By Order of the Board of Directors,

Yuy Bernstein

Chief Executive Offizer

Dated: July 6, 2010

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